October 24, 2019

Neil Richardson
Chairman of the Board
Twelve Seas Investment Co
135 East 57th Street, 18th Floor
New York, New York 10022

       Re: Twelve Seas Investment Co
           Preliminary Proxy Statement on Schedule 14A
           Filed September 27, 2019
           File No. 001-38540

Dear Mr. Richardson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A filed on September 27, 2019

General

1.     We refer you to the comments issued separately to Brooge Holdings
Limited today
       relating to the Form F-4 it filed on 9/27/2019. As applicable, please make corresponding revisions to your proxy statement.
 Neil Richardson
Twelve Seas Investment Co
October 24, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 or
Tim
Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



FirstName LastNameNeil Richardson                         Sincerely,
Comapany NameTwelve Seas Investment Co
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